Exhibit 99.1

Höegh LNG Partners LP Announces Change to Board of Directors

HAMILTON, Bermuda, November 8, 2022 -- Höegh LNG Partners LP (NYSE: HMLP-PA) (the “Partnership”) announces that on November 8, 2022, Mr. John V. Veech, Chairman of the Board of Directors (the “Board”) of the Partnership, provided notice of his resignation as Chairman and as a director of the Board, effective on November 8, 2022. The general partner of the Partnership is undertaking a process to select a successor for Mr. Veech.

Mr. Veech commented “It has been an honor and a privilege to have served as Chairman of the Board of the Partnership. It is an exciting and dynamic time in the LNG market. I shall value above all else the relationships with my fellow directors and the best-in-class management team.”

Mr. Håvard Furu, the Chief Executive Officer and Chief Financial Officer of the Partnership, commented “We are grateful for Mr. Veech’s contribution during his period as Chairman of the Partnership and wish him well in his future endeavors.”

Contact

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

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